August 13, 2008

Mr. Morgan Youngwood
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Interplay Entertainment Corp. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed on April 3, 2007 File No. 000-24363

Dear Mr. Youngwood:

        Interplay Entertainment Corp. (the “Company”) is providing this letter in response to comments of the Commission staff in the letter dated July 30, 2008 from Stephen Krikorian with regard to the above-referenced. For ease of reference, the comments have been reproduced below in boldface type and the responses have been set forth immediately below in standard type.

Form 10-K for the Fiscal Year Ended December 31, 2007

Notes to the Consolidated Financial Statements

Note 2, Summary of Significant Accounting Policies

Revenue Recognition, page F-10

        Comment 1. We note that you recognized $5.75 million of revenues on the sale of “Fallout” to a third party during 2007 and have obtained a license back that allows you to create, develop and exploit a “Fallout” Massively Multiplayer Online Game. Please clarify the accounting guidance that you relied upon to recognize the entire arrangement fee upon the sale of the license rights and explain how you determined that no further obligations exist when you are planning to develop and exploit the license back. Your response should address how you considered the guidance in paragraphs 72 and 73 of SOP 97-2 and SFAS 68.

        The Company sold outright certain rights in “Fallout” to a third party, Bethesda Softworks LLC (the “Purchaser”), during 2007. The rights sold had previously been licensed to the Purchaser and through the transaction in 2007 the Purchaser gained ownership in those rights. The amount of $5.75 million was recognized as revenue because the transfer of ownership and all conditions precedent and subsequent to the closing of the transaction and outright receipt of the full amount of $5.75 million were satisfied. No license was granted to the Purchaser by the Company as part of the transaction. A license back was granted by the Purchaser with respect to developing a “Fallout” Massively Multiplayer Online Game because the Purchaser was unwilling at that time to pay additional consideration to obtain exclusive rights in a “Fallout” Massively Multiplayer Online Game. The Company has the right to choose to develop such a platform but there are no arrangements to expend any monies on behalf of the Purchaser or conduct any research or development on behalf of the Purchaser. The Company’s right to retain such license will terminate under various circumstances, including if it does not raise a specified level of financing for this purpose, but this does not affect receipt of the amount of $5.75 million recognized by the Company on the sale.

Reversal of Certain Prior Year Accruals and Accounts Payable, page F-10

        Comment 2. We note that you reversed $1.4 million, $4.5 million, and $2.6 million of certain accruals and accounts payable during the years ended December 31, 2007, 2006 and 2005. We further note your policy is to reverse outstanding accruals and accounts payable that have been outstanding for more than three years when no collection effort has been made by the vendor or claimant. Explain how you determined that you are relieved of your obligation for these liabilities. Your response should address how you considered the guidance in paragraph 16 of SFAS 140.

        Management of the Company reversed certain accruals and accounts payable because it had reached settlements with specific creditors, distributors and licensees or because under applicable statutes of limitation sufficient time had elapsed to judicially bar such persons from making any claims with respect to such reversed amounts. The amount of the reversals that related to write offs for accruals and accounts payable that had been outstanding for three years or less was immaterial. All other amounts either were written off as the result of settlements or had been outstanding and unpaid for more than four years and were time barred under the applicable statute of limitations. Management of the Company therefore concluded that it had complied with the guidance in paragraph 16 of SFAS 140.

        In connection with the foregoing responses to the comments of the staff, the Company further acknowledges the following:

o	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Should you have any additional comments or questions, please contact us.

Very truly yours, /s/ Herve Caen Herve Caen